C SQUARED DEVELOPMENTS INC.
735 – 1489 MARINE DRIVE
WEST VANCOUVER, B.C. V7T 1B8
tel. (604) 913-0613
fax (604) 913-0628

02 DEC 17 AM 11:05

02060882

December 4, 2002

Securities & Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Room 3090
Washington, D.C. 20549
U.S.A.

SUPPL

Attention: Mr. Paul Dudek

PROCESSED
JAN 14 2003
THOMSON
FINANCIAL

Dear Sirs:

RE: C Squared Developments Inc.
12g3-2(b) Exemption - #82-1756

In order to maintain the above exemption in good standing, we enclose the following:

1. Quarterly Report for the period ending September 30, 2002, which report is dated November 19, 2002.

Yours very truly,

C SQUARED DEVELOPMENTS INC.
per:

M. Wong

Marilyn Wong,
Assistant Secretary

Encl.

dlw 1/9

82-1756.

FORM 51-901F

QUARTERLY REPORT

Incorporated as part of: X Schedule A
X Schedule B & C

ISSUER DETAILS:

Name of Issuer	**C SQUARED DEVELOPMENTS INC.**
Issuer Address	**735 – 1489 Marine Drive, West Vancouver, B.C., V7T 1B8**
Issuer Telephone Number	**604-913-0613**
Contact Person	**Jonathan George**
Contact Position	**President**
Contact Telephone Number	**604-913-0613**
Contact Email Address	**N/A**
Web Site Address	**N/A**
For Quarter Ended	**September 30, 2002**
Date of Report (yy/mm/dd)	**02/11/19**

CERTIFICATE

The schedule(s) required to complete this quarterly report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this quarterly report will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required filing of Schedule A and Schedules B & C.

"Jonathan George"	02/11/27
NAME OF DIRECTOR	**DATE SIGNED (YY/MM/DD)**
"Luca Riccio"	02/11/27
NAME OF DIRECTOR	**DATE SIGNED (YY/MM/DD)**

JONES RICHARDS & COMPANY
CERTIFIED GENERAL ACCOUNTANTS

Jack W. Lazareff
C.G.A.*

Deborah E. Graystone
B.Sc., C.G.A.*, T.E.P.

Keon J. Kwan
B.A., C.G.A.*, C.F.P.

Jindra Casperson
C.G.A.*

NOTICE TO READER

We have compiled the consolidated balance sheet of C Squared Developments Inc. as at September 30, 2002, the consolidated statement of operations and deficit, the consolidated statement of cash flows and the consolidated schedule of deferred exploration and development costs for the nine months then ended from information provided by management.

We have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of such information. Accordingly, readers are cautioned that these statements may not be appropriate for their purposes.

"Jones, Richards & Company"

CERTIFIED GENERAL ACCOUNTANTS

Vancouver, British Columbia
November 19, 2002

900 – 1200 Burrard Street, Vancouver, B.C. V6Z 2C7
TEL: 604.688-1910 FAX: 604.682-2368 WEB: www.jonesrichards.com
*PROFESSIONAL CORPORATIONS

C SQUARED DEVELOPMENTS INC.
CONSOLIDATED BALANCE SHEET
SEPTEMBER 30, 2002
(UNAUDITED)
(SEE: NOTICE TO READER)
(With comparative audited consolidated figures for December 31, 2001)

	September 30, 2002	December 31, 2001
ASSETS		
Current Assets		
Cash	$ 143	$ 2,747
Cash in trust	-	1,388
Goods and services tax recoverable	1,298	3,573
Prepaid expenses	513	-
Deposit	1,722	1,722
	3,676	9,430
Property, Plant and Equipment (Note 2)	18,508	16,916
Mineral Properties (Note 3)	73,500	-
Reclamation Bonds	7,000	7,000
	$ 102,684	$ 33,346
LIABILITIES		
Current Liabilities		
Accounts payable and accrued liabilities	$ 91,549	$ 119,788
Due to related party	20,475	41,725
Convertible loan payable	165,000	165,000
	277,024	326,513
SHAREHOLDERS' EQUITY (DEFICIENCY)		
Share Capital (Note 4)	10,244,635	9,989,835
Share Subscription Advances	33,937	14,737
Deficit	(10,452,912)	(10,297,739)
	(174,340)	(293,167)
	$ 102,684	$ 33,346

Approved on Behalf of the Board:

"Jonathan George"
Director

"Luca Riccio"
Director

The accompanying notes are an integral part of these financial statements.

C SQUARED DEVELOPMENTS INC.
CONSOLIDATED STATEMENT OF OPERATIONS AND DEFICIT
FOR THE PERIODS ENDED SEPTEMBER 30, 2002
(UNAUDITED)
(SEE: NOTICE TO READER)
(With comparative unaudited consolidated figures for the periods ended September 30, 2001)

	Three Months Ended		Nine Months Ended	
	September 30, 2002	September 30, 2001	September 30, 2002	September 30, 2001
ADMINISTRATION COSTS:				
Amortization	$ 1,050	$ 1,214	$ 3,150	$ 3,460
Consulting fees	3,600	10,500	9,600	41,500
Management fees	10,500	10,500	31,500	31,500
Office	6,395	3,073	18,464	5,731
Professional fees	3,934	(6,074)	8,424	5,868
Promotion and travel	(123)	-	3,891	440
Regulatory and transfer agent fees	4,614	2,497	13,256	12,311
Shareholder communications	-	-	6,529	7,147
TOTAL ADMINISTRATION COSTS	29,970	21,710	94,814	107,957
OTHER ITEMS:				
Interest and investment income	(58)	(9)	(295)	(336)
Loss on write-down and write-off of mineral properties	-	16,792	-	16,792
Property investigation costs (Note 7)	60,654	-	60,654	-
	60,596	16,783	60,359	16,456
NET LOSS FOR THE PERIOD	90,566	38,493	155,173	124,413
DEFICIT AT BEGINNING OF PERIOD	10,362,346	10,235,971	10,297,739	10,150,051
DEFICIT AT END OF PERIOD	$ 10,452,912	$ 10,274,464	$ 10,452,912	$ 10,274,464
Loss per share	$ (0.02)	$ (0.01)	$ (0.05)	$ (0.05)

The accompanying notes are an integral part of these financial statements.

C SQUARED DEVELOPMENTS INC.
CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE PERIODS ENDED SEPTEMBER 30, 2002
(UNAUDITED)
(SEE: NOTICE TO READER)
(With comparative unaudited consolidated figures for the periods ended September 30, 2001)

	Three Months Ended		Nine Months Ended	
	September 30, 2002	September 30, 2001	September 30, 2002	September 30, 2001
OPERATING ACTIVITIES:				
Net loss for the period	$ (90,566)	$ (38,493)	$ (155,173)	$ (124,413)
Adjustments:				
Amortization	1,050	1,214	3,150	3,460
Loss on write-down and write-off of mineral properties	-	16,792	-	16,792
	(89,516)	(20,487)	(152,023)	(104,161)
Changes in non-cash working capital items:				
Accounts receivable	245	-	-	-
Goods and services tax recoverable	5,144	(358)	2,275	(232)
Prepaid expenses	512	750	(513)	(375)
Accounts payable and accrued liabilities	5,897	5,529	(28,239)	37,642
Due to related parties	17,500	12,500	(21,250)	31,750
	(60,218)	(2,066)	(199,750)	(35,376)
FINANCING ACTIVITIES:				
Issuance of special warrants for cash	132,500	-	230,800	-
Share subscription advances	(137,500)	-	19,200	-
	(5,000)	-	250,000	-
INVESTING ACTIVITIES:				
Acquisition cost of capital assets	-	-	(4,742)	-
Acquisition cost of mineral properties	-	-	(49,500)	(15,300)
Deferred exploration and development costs	-	(765)	-	(1,492)
	-	(765)	(54,242)	(16,792)
DECREASE IN CASH	(65,218)	(2,831)	(3,992)	(52,168)
CASH AT BEGINNING OF PERIOD	65,361	3,942	4,135	53,279
CASH AT END OF PERIOD	$ 143	$ 1,111	$ 143	$ 1,111

SUPPLEMENTAL CASH FLOW INFORMATION (Note 6)

C SQUARED DEVELOPMENTS INC.
CONSOLIDATED SCHEDULE OF DEFERRED EXPLORATION AND DEVELOPMENT COSTS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2002
(UNAUDITED)
(SEE: NOTICE TO READER)
(With comparative unaudited consolidated figures for the nine months ended September 30, 2001)

	2002	2001
EXPLORATION AND DEVELOPMENT COSTS:		
Consulting	$ -	$ 727
	-	727
Balance, beginning of period	-	-
Balance, end of period	$ -	$ 727

The accompanying notes are an integral part of these financial statements.

C SQUARED DEVELOPMENTS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2002

1. NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

C Squared Developments Inc. (the "Company") is primarily engaged in the acquisition, exploration and development of mineral properties located in Canada and China.

The interim consolidated financial statements of the Company have been prepared in accordance with the same accounting policies and methods of their application as the most recent audited consolidated financial statements for the year ended December 31, 2001, except that they do not include all note disclosures required for annual financial statements. It is suggested that the interim financial statements be read in conjunction with the annual consolidated financial statements.

2. PROPERTY, PLANT AND EQUIPMENT

	Cost	Accumulated Amortization	September 30, 2002 Net Book Value	December 31, 2001 Net Book Value
Office furniture and equipment	$ 43,867	$ 29,394	$ 14,473	$ 14,839
Computer equipment	27,838	23,803	4,035	2,077
	$ 71,705	$ 53,197	$ 18,508	$ 16,916

3. MINERAL PROPERTIES

Otish Mountain Joint Venture

The Company has acquired by staking a 100% interest in 450 mineral claims located in the Otish Mountain area in the Chibougamau Mining District of Quebec for consideration of:

- reimbursing staking costs totalling $49,500; and
- issuing 200,000 shares of the Company's capital stock (subsequently issued at a price of $0.12 per share, based on the issue price of the most recent private placement entered into by the Company).

By a Joint Venture Agreement dated February 1, 2002, the Company and Georgia Ventures Inc. of Vancouver, British Columbia formed the Otish Mountain Joint Venture ("OMJV"). Each party has a 50% interest in the OMJV.

The OMJV currently consists of 900 mineral claims located in the Otish Mountain area in the Chibougamau Mining District of Quebec. The Company's contribution to the OMJV is its 100% interest in the 450 mineral claims described above.

4. SHARE CAPITAL

The authorized share capital of the Company consists of 100,000,000 shares without par value.

The Company has issued shares of its capital stock as follows:

	September 30, 2002		December 31, 2001	
	Number of Shares	Amount	Number of Shares	Amount
Balance, Beginning of Period/Year	2,447,219	$ 9,989,835	2,246,557	$ 9,789,173
Issued During the Period/Year for:				
Special warrants	2,223,333	230,800	-	-
Debt	-	-	200,662	200,662
Mineral properties	200,000	24,000	-	-
Balance, End of Period/Year	4,870,552	$ 10,244,635	2,447,219	$ 9,989,835

Transactions for the Issue of Share Capital
<u>During the Period Ended September 30, 2002:</u>

a. The Company entered into a private placement financing for the issue of up to 2,000,000 Special Warrants. To September 30, 2002, the Company had issued 1,800,000 Special Warrants at a price of $0.10 per Special Warrant for a total consideration of $180,000. Each special Warrant was converted, at no additional cost, into one (1) unit. Each unit consists of one (1) share and one (1) non-transferable share purchase warrant exercisable to acquire one (1) additional share at a price of $0.10 per share on or before January 8, 2003, or at a price of $0.12 per share on or before January 8, 2004.

b. The Company entered into a private placement financing for the issue of up to 500,000 Special Warrants. To September 30, 2002, the Company had issued 423,333 Special Warrants at a price of $0.12 per Special Warrant for a total consideration of $50,800. Each Special Warrant was converted, at no additional cost, into one (1) unit. Each unit consists of one (1) share and one (1) non-transferable share purchase warrant exercisable to acquire one (1) additional share at a price of $0.15 per share on or before January 21, 2004.

c. The Company issued 200,000 shares at a price of $0.12 per share for the acquisition of the Otish Mountain Joint Venture as described in Note 3.

4. SHARE CAPITAL (CONT'D)

Stock Options:

The Company has adopted an incentive stock option plan (the "Plan"). The essential elements of the Plan provide that the aggregate number of shares of the Company's capital stock issuable pursuant to options granted under the Plan may not exceed 402,311. Options granted under the Plan will have a maximum term of ten (10) years. The exercise price of options granted under the Plan will not be less than the market price of the shares, or such other price as may be agreed to by the Company and accepted by the TSX Venture Exchange.

A summary of the status of the Company's stock option plan as of September 30, 2002 and December 31, 2001, and changes during the period/year then ended is as follows:

	September 30, 2002		December 31, 2001	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Options outstanding, beginning of period/year	69,000	$ 2.00	104,000	$ 2.00
Granted	400,000	0.14	-	-
Forfeited/cancelled	(69,000)	(2.00)	(35,000)	(2.00)
Options outstanding, end of period/year	400,000	$ 0.14	69,000	$ 2.00

At September 30, 2002, the Company had outstanding stock options exercisable to acquire 400,000 as follows:

Number	Exercise Price	Expiry Date
300,000	$0.10	January 8, 2007
100,000	$0.24	September 17, 2007
400,000		

4. SHARE CAPITAL (CONT'D)

The following table summarizes information about the stock options outstanding and exercisable as at September 30, 2002:

Range of Prices $	Number	Weighted Average Remaining Life (Years)	Weighted Average Exercise Price $
0.10	300,000	3.21	$ 0.10
0.24	100,000	1.24	0.24
	400,000	4.45	$ 0.14

The Company follows the settlement accounting method of accounting for stock-based compensation awards granted to employees and non-employee Directors. Accordingly, no compensation expense has been recognized in the consolidated statements of operations for stock options granted. Had compensation costs been determined, based on the fair values at the dates of the grants for those options vested in the period, net loss and loss per share would have been the amounts shown below:

Net loss for the period ended September 30, 2002	$ 155,173
Unrecorded stock option compensation adjustment	38,395
Pro-forma net loss for the period ended September 30, 2002	$ 193,568
Pro-forma loss per share	$ (0.06)

The fair values of options vested during the nine months ended September 30, 2002 was estimated at the grant date using the Black-Scholes option pricing model with the following weighted average assumptions:

Expected volatility	94.86%
Risk-free interest rate	4.21%
Expected life	5 years
Expected dividend yield	0%

4. SHARE CAPITAL (CONT'D)

Warrants:

At September 30, 2002, the Company had outstanding share purchase warrants exercisable to acquire 2,491,405 common shares as follows:

Number	Exercise Price	Expiry Date
268,072	$1.40	August 22, 2003
1,800,000	$0.10 or	January 8, 2003
	$0.12	January 8, 2004
423,333	$0.15	January 21, 2004
2,491,405		

5. RELATED PARTY TRANSACTIONS

Management fees totalling $31,500 (2001 - $31,500) have been incurred with the President of the Company.

The above noted transactions have been in the normal course of operations and, in management's opinion, undertaken with the same terms and conditions as transactions with unrelated parties.

6. SUPPLEMENTAL CASH FLOW INFORMATION

The Company incurred non-cash financing and investing activities during the periods ended September 30, 2002 and September 30, 2001 as follows:

	2002	2001
Non-cash financing activities:		
Share capital issued for:		
Debt	$ -	$ 200,662
Mineral properties	24,000	-
Special warrants	230,800	-
	$ 254,800	$ 200,662
Non-cash investing activities:		
Acquisition cost of mineral properties	$ (24,000)	$ -

7. PROPERTY INVESTIGATION COSTS

By a Letter of Intent dated July 8, 2002, with Terrawest Management Inc. ("Terrawest") of Vancouver, British Columbia, the Company agreed to advance up to $50,000 with regard to the purchase of data and funding a site inspection related to the potential acquisition of certain mineral properties located in the People's Republic of China.

As at September 30, 2002, the Company has incurred the following expenses:

Purchase of data	$ 40,000
Geological consulting	11,720
Travel	8,934
	$ 60,654

8. SUBSEQUENT EVENTS

a. The Company issued 100,000 Special Warrants at a price of $0.10 per Special Warrant for a total consideration of $10,000. Each special Warrant was converted, at no additional cost, into one (1) unit. Each unit consists of one (1) share and one (1) non-transferable share purchase warrant exercisable to acquire one (1) additional share at a price of $0.10 per share on or before January 8, 2003, or at a price of $0.12 per share on or before January 8, 2004.

b. The Company issued 76,667 Special Warrants at a price of $0.12 per Special Warrant for a total consideration of $9,200. Each Special Warrant was converted, at no additional cost, into one (1) unit. Each unit consists of one (1) share and one (1) non-transferable share purchase warrant exercisable to acquire one (1) additional share at a price of $0.15 per share on or before January 21, 2004.

c. By a Share Purchase Option Agreement dated October 16, 2002, the Company may acquire a 100% interest in Terrawest Management Inc. ("Terrawest") of Vancouver, British Columbia, for the purpose of acquiring a 100% interest in two (2) Letter Agreements dated August 19, 2002 with regard to the formation of two (2) Sino-Foreign Cooperative Joint Venture Companies (the "Sino Joint Ventures"), which when formed will complete formal Joint Venture Agreements (the "JV Agreements") with Terrawest for the development of two (2) separate mineral properties in the Qin Ling Mining District, People's Republic of China, for consideration of:

    i. following the execution of the JV Agreements, 1,000 common shares of Terrawest, representing 10% of the issued and outstanding common shares of Terrawest, by issuing to them an aggregate of 450,000 shares in the capital of the Company;

8. SUBSEQUENT EVENTS (CONT'D)

ii. 4,000 common shares of Terrawest, representing a further 40% of the issued and outstanding common shares of Terrawest for an aggregate 50% interest by issuing to them that number of shares of the Company which, when added to the 450,000 shares issued pursuant to paragraph (i) will constitute 25% of the issued and outstanding shares of the Company following the issuance on a fully diluted basis and by paying to Terrawest, the amount required to enable Terrawest to make its initial contribution to the Sino Joint Ventures; and

iii. 5,000 common shares of Terrawest, representing the balance of the issued common shares of Terrawest not then owned by the Company by issuing to them that number of shares of the Company, which, when added to the shares of the Company issued to them pursuant to paragraph (i) and (ii) above, will constitute 49% of the issued and outstanding shares of the Company following such issuance on a fully diluted basis.

This transaction is subject to regulatory approval.

9. COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform with the current period's consolidated financial statements presentation.

C SQUARED DEVELOPMENTS INC.
SEPTEMBER 30, 2002

Section 1

A. ANALYSIS OF EXPENSES AND DEFERRED COSTS:

See the accompanying consolidated financial statements.

Section 2

A. RELATED PARTY TRANSACTIONS FOR THE CURRENT FISCAL YEAR-TO-DATE:

See Note 5 of the accompanying consolidated financial statements.

The aggregate amount of expenditures made to parties not at arms length from the issuer are $31,500 during the current fiscal year to date.

Section 3

A. SECURITIES ISSUED DURING PERIOD ENDED SEPTEMBER 30, 2002:

Date Of Issue	Type Of Security	Type Of Issue	Number Of Shares Issued	Price Per Share	Total Proceeds	Type Of Consideration	Commission Paid
Apr. 15/02	Common Shares	Private Placement	635,000	$0.10	$63,500	Cash	Nil
Jun 5/02	Common Shares	Private Placement	290,000	$0.12	$34,800	Cash	Nil
Jul. 22/02	Common Shares	Acquisition of Mineral Properties	200,000	$0.12	$24,000	Mineral Properties	Nil
Jul. 22/02	Common Shares	Private Placement	500,000	$0.10	$50,000	Cash	Nil
Jul. 22/02	Common Shares	Private Placement	133,333	$0.12	$16,000	Cash	Nil
Jul. 26/02	Common Shares	Private Placement	400,000	$0.10	$40,000	Cash	Nil
Aug. 21/02	Common Shares	Private Placement	265,000	$0.10	$26,500	Cash	Nil

C SQUARED DEVELOPMENTS INC.
SEPTEMBER 30, 2002

B. OPTIONS GRANTED DURING PERIOD ENDED SEPTEMBER 30, 2002:

Date Granted	Name of Optionee	Number of Options	Exercise Price	Expiry Date
Jan. 8/02	J. George	100,000	$0.10	January 8, 2007
Jan. 8/02	R. Angus	100,000	$0.10	January 8, 2007
Jan. 8/02	M. Wong	50,000	$0.10	January 8, 2007
Jan. 8/02	L. Riccio	25,000	$0.10	January 8, 2007
Jan. 8/02	R. Watts	25,000	$0.10	January 8, 2007
Sep. 17/02	L. Riccio	50,000	$0.24	September 17, 2007
Sep. 17/02	R. Watts	50,000	$0.24	September 17, 2007

Section 4

A. AUTHORIZED AND ISSUED SHARE CAPITAL AS AT SEPTEMBER 30, 2002:

Authorized share capital - 100,000,000 shares without par value.

A total of 4,870,552 shares have been issued for a total of $10,244,635.

B. OPTIONS, WARRANTS AND CONVERTIBLE SECURITIES OUTSTANDING AS AT SEPTEMBER 30, 2002:

Type of Security	Number or Amount	Exercise or Conversion Price	Expiry Date
Options	300,000	$0.10	January 8, 2007
Options	100,000	$0.24	September 17, 2007
Warrants	268,072	$1.40	August 22, 2003
Warrants	1,800,000	$0.10 or	January 8, 2003
		$0.12	January 8, 2004
Warrants	423,333	$0.15	January 21, 2004

C. SHARES IN ESCROW OR SUBJECT TO POOLING AS AT SEPTEMBER 30, 2002:

Common shares in escrow - NIL

C SQUARED DEVELOPMENTS INC.
SEPTEMBER 30, 2002

Section 5

A. LIST OF DIRECTORS AND OFFICERS AS AT NOVEMBER 19, 2002:

Jonathan George	President/Director
Luca Riccio	Director
Robert A. Watts	Director
R. Stuart Angus	Secretary/Director
Marilyn Wong	Assistant Secretary

C SQUARED DEVELOPMENTS INC.
SEPTEMBER 30, 2002

During the period ending September 30, 2002, the Company acquired a mineral project and completed two private placements.

Acquisitions

Otish Mountain, Quebec Project

On February 14, 2002, the Company acquired a 50% interest in 900 mineral claims in the Otish Mountain area of central Quebec. The claims were acquired to explore their potential to host kimberlite pipes, six of which have been located by Ashton Mining of Canada in the region. The Company paid 10% above staking costs and has agreed to issue 200,000 shares to an arm's length party who facilitated the acquisition.

Henan Province, China Project

On July 9, 2002, the Company entered into a Letter of Intent with Terrawest Management Inc. ("Terrawest"), a non-related Vancouver, B.C. based private corporation, regarding the potential acquisition of two advanced gold projects situated in the People's Republic of China.

The Letter of Intent provides that the Company will advance up to $50,000 to purchase existing data and sponsor a site inspection and visit to China.

Subsequent to the period, the Company entered into a share purchase option agreement with Terrawest and its shareholders to acquire 100% of the issued and outstanding shares of Terrawest on the following terms, subject to regulatory approval:

1. Upon Terrawest's execution of a formal joint venture agreement with Qin Ling Gold Mine, a state corporation of the People's Republic of China, for the exploitation of Veins #60 & #9, the Company may purchase 1,000 shares of Terrawest (10%), by issuing to them an aggregate of 450,000 common shares in the capital of C Squared;

2. 4,000 common shares of Terrawest, representing a further 40% of the issued and outstanding common shares of Terrawest for an aggregate 50% interest by issuing to them that number of common shares of C Squared which, when added to the 450,000 common shares issued pursuant to paragraph 1 will constitute 25% of the issued and outstanding common shares of C Squared following the issuance on a fully diluted basis and by paying to Terrawest, the amount required to enable Terrawest to make its initial contribution to the joint venture with Qin Ling Gold Mine; and

C SQUARED DEVELOPMENTS INC.
SEPTEMBER 30, 2002

3. 5,000 common shares of Terrawest, representing the balance of the issued common shares of Terrawest not then owned by C Squared by issuing to them that number of common shares of C Squared, which, when added to the shares of C Squared issued to them pursuant to paragraphs 1 and 2 above, will constitute 49% of the issued and outstanding common shares of C Squared following such issuance on a fully diluted basis.

A finder's fee is payable in connection with this transaction.

The projects are located in the Qin Ling Gold Mining District, Henan Province, People's Republic of China. The Qin Ling Gold District is the second largest producer of gold in China, with more than 500 gold bearing quartz veins having been discovered to date. Of these, the most extensive vein is Vein #60, with a strike length of approximately 4.2 kilometers, and an average thickness of 1.2 meters. The upper 400 meters of Vein #60 has been mined from 1,660 meters to 2,000 meters above sea level, producing approximately 500,000 ounces of gold, according to the China National Gold Corporation.

Financings

On January 9, 2002, the Company entered into a non-brokered private placement of up to two million special warrants at a price of $0.10 per special warrant for gross proceeds of $200,000. Each special warrant is exercisable into one unit, each unit being comprised of one share and one share purchase warrant. Each share purchase warrant entitles the purchaser to acquire an additional share at a price of $0.10 per share in year one and at a price of $0.12 per share in year two.

On January 22, 2002, the Company entered into a non-brokered private placement of up to 500,000 special warrants for gross proceeds of $60,000. Each special warrant is exercisable into one unit, each unit being comprised of one share and one share purchase warrant. Each share purchase warrant entitles the purchaser to acquire an additional share at a price of $0.15 per share for a term of two years.

Proceeds of the financings are to be used towards acquisitions, debt, and general working capital.

Subsequent to the period, the Company entered into a non-brokered private placement of up to 1,000,000 units at a price of $0.20 per unit, for gross proceeds of up to $200,000. Each unit is comprised of one share and one share purchase warrant. Each share purchase warrant will entitle the purchaser to acquire an additional share of the Company at a price of $0.25 for a term of two years. Proceeds will be used to advance the Company's projects in China and for general working capital.

During the period, there were no material differences in the actual use of proceeds from the previous disclosure by the Company regarding its intended use of proceeds.

There were no investor relations activities undertaken by the Company during the current fiscal year-to-date, and no investor relations arrangement or contracts entered into by the Company during that period.